Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-201052

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED MARCH 17, 2015)

INSITE VISION INCORPORATED

5,078,070 Shares of Common Stock

This Prospectus Supplement No. 2 supplements our Prospectus, dated March 17, 2015, and our Prospectus Supplement No. 1, dated April 2, 2015, and relates to the resale by the selling stockholders identified in the Prospectus of up to an aggregate of 5,078,070 shares of our common stock issuable upon the exercise of outstanding warrants. The warrants were issued and sold to the selling stockholders in a private placement in October, November and December, 2014.

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 17, 2015.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus and in Prospectus Supplement No. 1. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus and Prospectus Supplement No. 1 and is qualified in its entirety by reference to the Prospectus and Prospectus Supplement No. 1, except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus and Prospectus Supplement No. 1.

Our common stock is quoted on the OTC Bulletin Board under the symbol “INSV.” On April 16, 2015, the closing bid price per share of our common stock was $0.15 per share.

Our business and an investment in our securities involve significant risks. You should read the section entitled “Risk Factors” beginning on page 3 of the Prospectus and the risk factors incorporated by reference in the Prospectus as described in that section before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 17, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 17, 2015

INSITE VISION INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	000-22332	94-3015807
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

965 Atlantic Ave.

Alameda, California 94501

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (510) 865-8800

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03.	Creation of a Direct Financial Obligation

Private Placement of Senior Secured Promissory Notes and Warrants

As previously disclosed, on October 9, 2014, InSite Vision Incorporated (the “Company”) entered into a Securities Purchase Agreement by and among the Company, Riverbank Capital Securities, Inc., broker-dealer, as placement agent (the “Placement Agent”), and the purchasers party thereto (each, a “Purchaser” and collectively, the “Purchasers”), as amended by Amendment No. 1 to Securities Purchase Agreement, dated November 21, 2014 (as amended, the “Purchase Agreement”), pursuant to which the Company agreed to sell its 12% Senior Secured Notes (the “Notes”) and issue warrants (“Warrants”) to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”). The Purchasers committed to purchase Notes, in one or more tranches, upon request by the Company, in an aggregate principal amount of up to $7,795,000.

On October 9, 2014, the Company sold and issued Notes to the Purchasers having an aggregate principal amount equal to $2,381,666.65, and the Purchasers received Warrants to purchase an aggregate of 2,053,169 shares of Common Stock at an exercise price of $0.33 per share. On November 21, 2014, the Company sold and issued Notes to the Purchasers having an aggregate principal amount equal to $216,666.67, and the Purchasers received Warrants to purchase an aggregate of 200,620 shares of Common Stock at an exercise price of $0.31 per share. On December 10, 2014, the Company sold and issued Notes to the Purchasers having an aggregate principal amount equal to $2,598,333.32, and the Purchasers received Warrants to purchase an aggregate of 2,824,281 shares of Common Stock at an exercise price of $0.26 per share. On April 17, 2015 (the “Final Closing”), the Company sold and issued Notes to the Purchasers having an aggregate principal amount equal to $2,598,333.36, and the Purchasers received Warrants to purchase an aggregate of 3,464,456 shares of Common Stock at an exercise price of $0.18 per share.

The Company has now utilized the total loan commitment by the Purchasers of $7.8 million under the Purchase Agreement. Accordingly, the Company cannot sell and issue additional Notes or issue additional Warrants in connection with such Notes under the Purchase Agreement.

Terms of the Notes

The Notes are senior secured obligations of the Company and are secured by substantially all of the assets of the Company, including its intellectual property, pursuant to the terms of a Security Agreement, dated as of October 9, 2014 (the “Security Agreement”), between the Company and U.S. Bank National Association, the collateral agent for the Purchasers.

The Notes have an initial maturity date of one year from the date of issuance, which may be extended at the option of the Company until the date that is two years from the date of issuance. The Notes bear interest at a rate of 12% per annum. In the event that the Company extends the maturity date under the Notes, the interest rate increases to 14% per annum for such additional one-year period. Payments of interest under the Notes are due semi-annually or upon the earlier of the applicable maturity date and an Event of Acceleration under, and as defined in, the Notes. An Event of Acceleration includes customary events of default.

Each Note may be redeemed at the Company’s option at any time upon 10 days prior written notice to the holder of the Note, in whole or in part, at a redemption price equal to 100% of the principal amount of such Note plus accrued but unpaid interest thereon (and, under certain circumstances, an additional payment of all interest due to the end of the relevant maturity date).

The Notes also contain a mandatory redemption provision which requires the Company to redeem the Notes in full (and, under certain circumstances make an additional payment of all interest due to the end of the relevant maturity date) within 10 days following the consummation of a Qualified Financing or a Sale of Maker (as such terms are defined in the Notes).

The Notes also contain certain negative covenants, subject to certain customary exceptions, that restrict or prohibit the Company from incurring additional indebtedness; creating or granting liens on its assets; engaging in certain transactions with officers, directors or other affiliates; repurchasing equity securities or declaring dividends on its capital stock; or changing its primary line of business without the written consent of the holders of a majority of the aggregate principal amount of the Notes.

Terms of the Warrants

The Warrants are exercisable for 8,542,526 shares of Common Stock, in the aggregate.

The Warrants are exercisable immediately and expire five years from the date of issuance. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment for stock splits, stock dividends or other reclassifications or combinations of the Common Stock. In addition, upon the occurrence of certain “fundamental transactions,” such as a merger or consolidation of the Company into another entity or a sale of all or substantially all of the Company’s assets in a single transaction or a series of transactions, the holders of the Warrants, at their option, will be entitled to receive in cash an amount equal to the “Black Scholes value” of the Warrants as of the date of such “fundamental transaction” as determined in accordance with the terms of the Warrants.

Pursuant to the Purchase Agreement, the Company has agreed to file a registration statement with the Securities and Exchange Commission (the “Commission”) within 90 days of the Final Closing to register the resale of the Common Stock issuable upon exercise of the Warrants issued in connection with the Final Closing. The Company has also agreed to use its best efforts to have such registration statement declared effective by the Commission within 120 days of the Final Closing (or 180 days after the Final Closing in the event the Commission issues comments on the registration statement).

Certain Fees Paid in the Offering

The Placement Agent acted as the placement agent for the offering of Notes and Warrants pursuant to the Purchase Agreement and receives a cash commission equal to 6% of the gross proceeds from the sale of the Notes and issuance of the Warrants in each tranche. The amount of the commission paid with respect to the Final Closing was $155,900 and with respect to the entire offering was $467,700. Timothy McInerney, the Chairman of the Board of the Company and a member of the Company’s Board of Directors, is a principal of the Placement Agent and is a Purchaser in the offering of Notes and Warrants on the same terms as the other Purchasers.

The descriptions set forth above in this Item 2.03 of this Current Report on Form 8-K are qualified in their entirety by the Warrants, Purchase Agreement, Security Agreement and Notes, which were previously filed with the Commission.

Item 3.02.	Unregistered Sales of Securities

The sale of the Notes and issuance of the Warrants were not registered in reliance upon the exemption from registration under Regulation D promulgated under the Securities Act of 1933 (as amended, the “Securities Act”) or pursuant to Section 4(a)(2) of the Securities Act as such transactions did not involve a public offering of securities. The information included in Item 2.03 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 of this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 17, 2015

INSITE VISION INCORPORATED

By:	/s/ Louis Drapeau
Name:	Louis Drapeau
Title:	Vice President and Chief Financial Officer